MediaMorph, Inc.
304 Park Avenue South, 11th Floor
New York, New York 10010
July 18, 2008
Filed via EDGAR and
Delivered via Overnight Courier
Michael F. Johnson, Esq.
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MediaMorph, Inc. Form S-1 Registration Statement Initially filed on March 20, 2008 File No. 333-149814
Ladies and Gentlemen:
     On behalf of MediaMorph, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-149814), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 20, 2008, and amended on May 28, 2008 (the “Registration Statement”), be withdrawn effective immediately.
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission. Therefore, the Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Securities & Exchange Commission
July 18, 2008

     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the Commission that this application will not be granted. We would appreciate if you would please provide Michael A. Goldstein, Esq. of Becker & Poliakoff, LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 557-0295.
     Should you have any questions regarding this matter, please contact Mr. Goldstein at (212) 599-3322. Thank you for your assistance.

Best regards,

Michael Sid
Chief Executive Officer